UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 1, 2022

(Date of earliest event reported)

CLOUDASTRUCTURE. INC.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 SE 2nd Ave, Suite 300

Miami, FL 33131

(Mailing Address of principal executive offices)

(650) 644-4160

(Issuer’s telephone number, including area code)

Units

Warrants

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Items 8 and 9. Certain Unregistered Sales of Equity Securities; Other Events

On February 4, 2022, Cloudastructure, Inc., a Delaware corporation (the “Company”) completed the acquisition of substantially all of the assets and assumed certain stated liabilities of Visionful Holding Inc., a Delaware corporation (“Visionful”). The Company, Visionful and the sole stockholder of Visionful entered into an asset purchase agreement dated December 30, 2021, as amended as of February 1, 2022 (the “Purchase Agreement”). The asset acquisition was deemed completed by the parties as of February 1, 2022.

Visionful is engaged in the business of developing a monitoring and management system designed to connect the parking and curbsides data with autonomous vehicles in order to provide businesses with information for parking guidance, parking enforcement and transportation analytics in real-time, enabling them to automate parking and transportation management.

Under the terms of the Purchase Agreement the total purchase price for the purchased assets is up to a maximum of (i) $1,081,499.20 in cash (the "Cash Payment") and (ii) 1,000,000 shares of Class A Common Stock valued at $0.60 per share (the "Equity Payment"). The total maximum purchase price is to be paid in two installments. At Closing the Company paid to Visionful (i) $282,662 in cash (less $28,000 to be retained by the Company for six months as an indemnification holdback amount) and, (ii) 293,062 shares of Class A Common Stock.

The Purchase Agreement also provides that if, within six months of the Closing, the Company is able to enter into a contract with Stanford Healthcare Systems that provides the Company with at least $1,467,000 in consideration payable by Stanford Healthcare for the Company providing hardware, installation and one year of software, an additional cash payment of $ 798,837.20 shall be made and the Company will issue an additional 706,938 shares of Class A Common Stock to Visionful (the “Contingent Payments”). In the event that a contract with Stanford HealthCare is timely entered into, but with a value of less than $1,467,000, the Contingent Payments would be appropriately pro-rated.

A copy of the Purchase Agreement, as amended, is filed as Exhibit 6.17 to this Current Report on Form 1-U.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cloudastructure, Inc.

By: /s/ Richard Bentley

Name: Richard Bentley

Title: Chief Executive Officer

Date: February 7, 2022

3

EXHIBIT INDEX

Exhibit No.	Description

6.17	Asset Purchase Agreement, dated December 30, 2021, among Cloudastructure, Inc., Visionful Holding Inc. and the shareholder of Visionful Holding Inc., as amended.

4